MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF EMX ROYALTY CORPORATION

Date: Friday, June 28, 2024

Time: 10:30 A.M. (Pacific time)

Where: Suite 501, 543 Granville Street,

Vancouver, BC, V6C 1X8 Canada

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JUNE 28, 2024

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of EMX Royalty Corporation (the "Company") will be held at the Suite 501, 543 Granville Street, Vancouver, British Columbia, on June 28, 2024 at 10:30 a.m. (Vancouver time), for the following purposes (which are further described in the Company's information circular ("Circular") and available on the Company's website at www.EMXroyalty.com and on SEDAR+ at www.sedarplus.ca):

1. To receive the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon - Report of Directors" in the Circular;

2. To receive the Company's audited financial statements for the year ended December 31, 2023 together with the auditor's report thereon. See "Particulars of Matters to be Acted Upon - Financial Statements, Auditor's Report and Management Discussion & Analysis" in the Circular;

3. To set the number of directors for the ensuing year at seven. See "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular;

4. To elect directors of the Company for the ensuing year. See "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular;

5. To appoint Davidson & Company LLP as the Company's auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor" in the Circular;

6. To consider and, if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan, as more particularly described in the Management Information Circular. See "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" in the Circular; and

7. To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed Monday, May 13, 2024, as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Shareholders are reminded to review the Circular before voting and requested to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. To be valid, all Proxies must be returned to the offices of the Company's Registrar and Transfer Agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Beneficial Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 10:30 a.m. (Vancouver time) on Wednesday, June 26, 2024.

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These securityholder materials are being sent to both registered and non-registered owners of the securities (Shares). If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities (Shares), have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the "Notice and Access" provisions of the Canadian securities administrators, the Circular is available on the Company's website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials, and under the Company's profile on SEDAR+ at www.sedarplus.ca; and on EDGAR at www.sec.gov, respectively and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Circular (and the audited financial statements and related Management's Discussion & Analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

E-mail: rocio@EMXRoyalty.com	Telephone: (+1) 604-688-6390 (collect calls accepted)	Fax: (+1) 604-688-1157	Mail: Suite 501, 543 Granville Street Vancouver, British Columbia V6C 1X8 Canada

Requests for paper copies of the Circular (and any other related documents) must be received no later than Wednesday, June 10, 2024 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Vancouver time) on Wednesday, June 26, 2024.

DATED this 14th day of May 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Rocio Echegaray

Rocio Echegaray

Corporate Secretary

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MANAGEMENT INFORMATION CIRCULAR

as at the Record Date of Monday, May 13, 2024

and in Canadian dollars (except as otherwise indicated)

Persons Making This Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of EMX Royalty Corporation (the "Company") of proxies ("Proxies") from registered holders and voting instruction forms ("VIFs") from the beneficial holders ("Shareholders") of the Company's common shares ("Shares") in respect of the Annual General Meeting of Shareholders (the "Meeting") to be held on the date and time for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the "Notice of Meeting").

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile, or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Company.

None of the directors of the Company have informed the Company's management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

General Proxy Information

Notice and Access

In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"), the Company has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its Registered Shareholders (as defined below). Instead of mailing this Circular to Shareholders, the Company has posted the Circular on its website at www.EMXRoyalty.com pursuant to the "Notice and Access" procedures of NI 54-101. This Circular is also available under the Company's profile on SEDAR+ at www.sedarplus.ca. Shareholders may request a paper copy of this Circular be sent to them by contacting the Company as set out under "Additional Information" at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries ("Intermediaries") to forward the Notice of Meeting and a VIF to the unregistered Beneficial Shareholders (as defined below) whose Shares are held by Intermediaries if such Shareholders have consented to allow their addresses to be provided to the Company ("NOBOs"). The Company may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Company will not pay Intermediaries to forward the Notice of Meeting and a VIF to those Beneficial Shareholders that have refused to allow their address to be provided to the Company ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and a VIF unless their respective Intermediary assumes the cost of forwarding such documents to them.

Registered Shareholders

Only persons registered as Shareholders in the Company's Central Security Register maintained by its registrar and transfer agent ("Registered Shareholders") or duly appointed proxyholders of Registered Shareholders ("Proxyholders") will be recognized or may make motions or vote at the Meeting.

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Beneficial Shareholders

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

If Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Shares, in all likelihood, will not be registered in the Shareholder's name. It is more likely that such Shares will be registered under the name of an Intermediary. Shares held by Intermediaries on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Company has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Shares as to how those Shares are to be voted at the Meeting and allows the Registered Shareholder of those Shares to provide a Proxy voting the Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Shares to be represented at the Meeting will be provided to the Registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the Registered Shareholders by the Company, however, their purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary that provided the VIF well in advance of the Meeting to have the Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary should contact that broker or other Intermediary for assistance.

United States Shareholders

This solicitation of Proxies and VIFs and the transactions contemplated in this Circular involve securities of an issuer incorporated and located in the province of British Columbia, Canada and are being effected in accordance with the corporate and securities laws of British Columbia. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

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Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs

Since only Registered Shareholders and Proxyholders will be recognized or may make motions or vote at the Meeting, Shareholders may wish to appoint Proxyholders to represent them at the Meeting as follows.

The persons named (the "Management Designees") in the Proxy or VIF have been selected by the Company's board of directors (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a Registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as Proxyholder and provide instructions on how their Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As of the date of this Circular, the Company's management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF has Computershare's name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Company's transfer agent:

Computershare Investor Services Inc. (Attn: Proxy Department)

Fax:	1-866-249-7775 (within North America) (+1) 416-263-9524 (outside North America)
Mail:	8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (toll-free information line: 1-800-564-6253)
Courier:	3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada

at least forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting at the Chairman's discretion, and the Chairman is under no obligation to accept or reject late Proxies.

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A Proxy may be revoked by a Shareholder depositing an instrument in writing (which includes a Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, to:

Computershare:	As set out above
or the Company:	EMX Royalty Corporation Attn: Rocio Echegaray
Mail:	Suite 501, 543 Granville Street Vancouver, British Columbia, V6C 1X8 Canada
Fax:	(+1) 604-688-1157

or the Registered office:	Cassels Brock & Blackwell LLP Attn: Jen Hansen
Mail:	2200 HSBC Building, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8 Canada

at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

Voting

At the Meeting, each Registered Shareholder and each Proxyholder representing a registered or Beneficial Shareholder will have one vote, unless a poll is required (if the number of Shares represented by Proxies and VIFs that are to be voted against a motion is greater than 5% of the votes that could be cast at the Meeting) or requested by a Shareholder, Proxyholder or the Chairman of the Meeting, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on Monday, May 13, 2024 (the "Record Date"). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote their Shares at the Meeting.

The Company's Articles provide that the quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue an unlimited number of Shares, which are the only securities entitled to be voted at the Meeting. As of the Record Date, the Company had 112,716,464 Shares issued and outstanding. Shareholders are entitled to one vote for each Share held.

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To the knowledge of the Company's directors and executive officers, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Shares as of the Record Date except as indicated below:

Name	Number of Shares Owned or Controlled on the Record Date	Percentage of Outstanding Shares
Paul H. Stephens	11,295,645	10.012%

Statement of Executive Compensation

Unless otherwise noted the following information is for the Company's last completed financial year ended December 31, 2023, and, since the Company has subsidiaries, is prepared on a consolidated basis. References to "$" are to Canadian dollars, and references to "US$" are to United States dollars. Where required, amounts have been converted from US$ to $ at the exchange rates indicated herein.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO"); and

(c) each of the Company's three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees, and consultants pursuant to the Company's Stock Option Plan (the "Option Plan") and issuances of Shares to directors and officers pursuant to the Company's Restricted Share Unit ("RSU") Plan (the "RSU Plan").

Compensation Committee

The Compensation Committee is composed of Geoff Smith (Chair), Henrik K. B. Lundin and Larry Okada, each of whom the Board has determined is independent (outside and non-management). The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Compensation Committee has skills and direct experience relevant to his responsibilities as a member of the Compensation Committee as follows:

Geoff Smith: brings to the Board the benefit of nearly 20 years of M&A and corporate finance experience having advised on or financed many of the royalty and streaming transactions in the past 10 years. Mr. Smith currently serves as the Vice President Corporate Development & Commercial of Denison Mines Corp., a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Mr. Smith previously served as the President & Chief Operating Officer of Carbon Streaming Corp., a company aiming to accelerate a net-zero future by scaling high-integrity carbon credit projects to advance global climate action and United Nations Sustainable Development Goals. Prior to joining Carbon Streaming, he served as Managing Director within Scotiabank's investment banking division as part of a team that was critical to both structuring and financing billions of dollars of royalties and streams in the natural resource sector. Mr. Smith holds an Honours Bachelor of Commerce Degree from Queen's University (Canada) and is a CFA charterholder.

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Henrik Lundin: has considerable global experience in the natural resource sector and has strong understanding of the technical and business side of the oil and gas industry. Formerly, Mr. Lundin held the position of COO of TAG Oil Ltd and was responsible for the global operations of TAG Oil and lead the farm-in / farm-out processes in Australia and New Zealand. Mr. Lundin has a B.Sc. (Petroleum Engineering) degree from the Colorado School of Mines in Golden, Colorado.

Larry Okada: is a Chartered Professional Accountant (CA) in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. Mr. Okada was in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 43 years.  Majority of his clients have been public mining companies listed on the TSX-V. Mr. Okada is a director and Audit Committee Chair for Forum Energy Metals Corp (TSX-V: FMC), Santacruz Silver Mining Ltd (TSX: SCZ), and Neo Battery Metals Ltd. (TSX: NBM).

Compensation Decision-Making Process

The Company's compensation program design and decision-making process involves the CEO and executive team members, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee's independent executive compensation experts.

As outlined in the flowchart below, the Compensation Committee makes recommendations with respect to executive compensation to the Board. In doing so, the Compensation Committee seeks advice from independent executive compensation experts, as well as soliciting input from other Board members and the Company's executive team.

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CEO & Executive Team

• Reviews and analyzes current compensation strategy.

• Reviews input from the independent executive compensation experts provided to the Compensation Committee.

• Provides recommendations regarding compensation strategies and compensation, including a review by the CEO of performance and compensation of other executives.

• Assists the Compensation Committee in discharging its duties by:

o Proposing near-term corporate objectives and associated targets as part of the Company's short-term incentives and determining achievements relative to such objectives.

o Proposing changes to the Company's long-term equity-based compensation programs.

Independent Executive Compensation Experts

• Provides the Compensation Committee with independent advice on compensation-related matters, including:

o Compensation philosophy and strategy.

o Development of a peer group of companies that reflects the Company's current size and stage of development.

o Executive and independent director compensation levels relative to the peer group.

o Industry practices regarding short-term and long-term incentive compensation programs.

o Review and advise on management-prepared materials and recommendations.

o Compensation governance matters, including providing guidance on best practices in the governance of compensation and related trends in the mining industry.

See Independent Compensation Advisor below for additional details.

Compensation Committee

• Reviews, assesses, and makes recommendations to the Board with respect to compensation-related matters, including:

o The compensation philosophy, strategy, policies, and programs to ensure continued alignment with the Company's strategic objectives, shareholders and peer group.

o The goals and objectives of the CEO and their compensation levels based on the Compensation Committee's evaluation of their performance relative to such goals and objectives.

o The compensation of other executives of the Company based on recommendations from the CEO.

o The compensation of independent directors.

o The compensation disclosure in the Company's information circular.

o Compensation governance matters and best practices.

• Considers comparative data, benchmarking and the advice of its independent compensation advisor.

• Administers and interprets the Company's long-term equity-based compensation plans.

Assesses and provides oversight to the executive team regarding material risks relating to the Company's compensation programs.

Board of Directors

• Reviews recommendations from the Compensation Committee.

• Considers the Company's objectives, strategy, peer group and other relevant factors.

Approves compensation philosophy, strategy, policies and programs, incentive compensation plans, corporate objectives, executive compensation, independent director compensation and related matters.

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In making its recommendations, the Compensation Committee is guided by competitive market practice for companies at the Company's size and stage of development but is driven by the Company's particular circumstances and what the Compensation Committee concludes is appropriate for the Company's executive group in light of the applicable risks and competitive employment environment.

Independent Compensation Advisor

In November 2016, the Compensation Committee originally retained Lane Caputo Compensation Inc. ("Lane Caputo") as an independent compensation advisor to review and make recommendations regarding the Company's compensation arrangements for its executive team and non-executive directors and to recommend required changes to align pay elements and strategy with both current market practices and the Company's business strategy. The report containing Lane Caputo's recommendations was used by the Compensation Committee to guide and assist it in establishing short-term equity incentive and long-term equity incentive programs ("STIP" and "LTIP") and compensation levels.

In 2019, Lane Caputo assisted the Compensation Committee with assessing and modifying the Company's variable pay programs.

In 2020, as part of the Company's regular compensation review process, Lane Caputo reviewed the Company's compensation program for continued alignment with current market practices, the Company's business strategy and Shareholder return.

In addition to the regular review of the Company's compensation program for continued alignment with current market practices, the Company's business strategy and Shareholder return in 2021, Lane Caputo provided the Compensation Committee with an assessment of the Company's approach to risk within its executive compensation program. This assessment included a review of the Company's compensation and governance policies used to mitigate risk and a detailed sensitivity analysis of potential payouts from the Company's incentive programs.

Lane Caputo also provides ongoing support to the Compensation Committee in the assessment of corporate performance as it relates to the vesting of RSU awards and assistance in the preparation of public disclosure documents.

The fees charged by Lane Caputo during the Company's 2023 and 2022 financial years were as follows:

Nature of Fee	2023	2022
Executive Compensation-Related Fees	$21,505	$12,507
All Other Fees	Nil	Nil

Compensation Governance and Risk Management

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Company's compensation policies and practices. As part of its mandate in 2021, Lane Caputo provided the Compensation Committee with an assessment of the Company's approach to risk within its executive compensation program that included a review of the Company's compensation and governance policies used to mitigate risk and a detailed sensitivity analysis of potential payouts from the Company's incentive programs. The Compensation Committee has not identified any risks arising from the Company's compensation policies and practices which would have a material adverse effect on the Company and plans to conduct similar assessments at regular intervals in the future.

As outlined below in "Compensation Philosophy and Objectives", the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO's goals with those of the Shareholders and other stakeholders to ensure the Company's short-term and long-term goals are met without exposing the Company to unnecessary risk. The Compensation Committee considers a mix of base salary, short-term incentives and long-term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long-term value while limiting incentives that might promote inappropriate risk-taking.

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As part of the annual review of the compensation packages of the Company's NEOs, the Compensation Committee identifies, and if necessary, changes, strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees, competitive salaries within the context of peer companies, short-term incentives linked to specific goals as discussed below and long-term incentives (stock options and RSUs) which link executive pay to real value creation and long-term share appreciation.

Minimum Share Ownership Guidelines

To further align the interests of executives with those of Shareholders, the Board adopted the Share Ownership Policy that outlines the following minimum share ownership guidelines to which the Company's NEOs are subject:

Principal Position	Minimum Share Ownership Guideline
President & CEO	3x Base Salary
Other NEOs	1x Base Salary

For the purposes of this policy, the value of the Shares held by an NEO is determined based on the closing price of the Shares on the TSX-V on January 2nd of the current calendar year. NEOs have three years from the later of the effective date of the policy or the date they assumed such role with the Company to satisfy the minimum ownership requirements and must subsequently continue to satisfy such requirements for the duration of their tenure as NEOs.

While formal compliance with the Share Ownership Policy will be first determined on May 14, 2024, being the third year from the effective date of the policy, all of the NEOs are currently in compliance.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Incentive Compensation Clawback Policy

The Board has adopted the Incentive Compensation Clawback Policy which provides for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to an NEO subsequent to a material restatement of previously issued financial statements of the Company, required by applicable securities laws and directly resulting or arising from the negligence, fraud or willful misconduct of any such NEO, the result of which is that any performance-based compensation provided to any such executive officer would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested. This policy applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO).

Compensation Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i) assist the Company in attracting and retaining high caliber executives;

(ii) align the interests of executives with those of the Shareholders;

(iii) reflect the executive's performance, expertise, responsibilities and length of service to the Company; and

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(iv) reflect the Company's current state of development, performance and financial status.

Elements of the Compensation Program & Competitive Positioning

The compensation of the Company's NEOs is comprised primarily of:

(i) base salary;

(ii) annual short-term incentives in the form of cash bonuses based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and that are closely aligned with the Company's business;

(iii) long-term incentives in the form of stock grants, RSU grants under the RSU Plan and stock option grants under the Option Plan are recommended by the Compensation Committee and approved by the Board; and

(iv) benefits related to health and retirement savings plans, such as United States 401(k) retirement plans and Canadian Registered Retirement Savings Plans ("RRSP").

Given the foregoing philosophy and the skillsets required to execute the Company's complex business strategy, the Company has adopted a compensation program whereby NEOs' base salaries are targeted at the 75th percentile of the peer group. The Company may choose to pay above or below target levels to reflect each incumbent's relative experience or performance versus the market or to reflect competitive market pressures for a given skill set.

Incentives have been established to maintain total cash compensation (salary and bonus) at the 75th percentile of the market when performance is at target levels with sufficient leverage to achieve top quartile levels of cash compensation for high levels of corporate and individual performance. In an effort to manage cash flow and provide additional Shareholder alignment, the Company may consider paying annual incentives in RSUs, rather than cash.

The number of stock options and RSUs granted annually to each executive position is targeted at median levels in the peer group and should be sufficient, when combined with each executive's other elements of compensation, to allow total direct compensation to achieve upper quartile positioning only in the case of superior share price performance.

As part of its mandate in 2016, Lane Caputo developed a peer group of mining companies against which it benchmarked the compensation competitiveness of the Company's executive team members and non-executive directors. That peer group was updated as part of the 2021 compensation review process to reflect the Company's business strategy, size and stage of development, and no changes were made from the 2021 peer group for the purposes of compensation for the 2023 financial year.

The 20 companies in the peer group are:

Altius Minerals Corp.	Integra Resources Corp.	Nova Royalty Corp.
Anglo Pacific Group plc	Josemaria Resources Inc.	Probe Metals Inc.
Corvus Gold Inc.	Liberty Gold Corp.	Regulus Resources Inc.
Elemental Royalties Corp.	Marathon Gold Corporation	Sabina Gold & Silver Corp.
Fury Gold Mines Ltd.	Maverix Metals Inc.	Vox Royalty Corp.
Gold Royalty Corp.	Metalla Royalty & Streaming Ltd.	Wallbridge Mining Company Ltd.
Gold Standard Ventures Corp.	Nomad Royalty Corp.

While this peer group provides a proxy for the broader marketplace in which the Company competes for executive talent, an analysis of a subgroup comprised of the nine royalty and streaming companies in the peer group (ie. the most directly relevant comparators to the Company), provided additional context for the compensation practices of royalty and streaming companies against the peer group and the broader mining industry, and added additional context for determining compensation for the Company's relatively unique business model.

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Elements of Compensation

The Company's compensation program consists primarily of base salary, short-term incentives and long-term incentives. The following table summarizes the compensation elements, the earning criteria and the outcome received by the NEO:

Element of Compensation	Type of Compensation	Pay Elements	Performance Criteria	Performance Period
Base Salary	Fixed	Cash	Individual contribution, competencies, and prior relevant experience	Annual
Short-Term Incentives	Variable	Cash, RSUs	Achievement of annual financial and operational objectives	Annual
Long-Term Incentives	Variable	Stock Options, performance-vested RSUs	Passage of time and performance the achievement of long-term financial, operational, and share price objectives	Five years (Stock Options) Three years (RSUs)

Compensation Committee Decisions for 2023

(i) Base Salary

The Company made increases to NEO salaries for 2023 to remain competitive in the market for which the Company competes for executive talent:

Name & Principal Position	2023 Salary	2022 Salary	Increase
David M. Cole, President & CEO	$496,690	$455,560	9%
Douglas L. Reed, CFO	$275,000	$250,000	10%
Michael D. Winn, Executive Chairman	$496,690	$455,560	9%

(1) Salaries reported above have been converted from US$ to $ for Mr. Cole and Mr. Winn at the average exchange rate for the years ended on December 31, 2023 and 2022 at $1.3497 = US$1.00 and $1.3016 = US$1.00 respectively representing an increase from US$350,000 to US$368,000 for Mr. Cole and an increase from US$350,000 to US$368,000 for Mr. Winn.

(ii) Annual and Short-Term Incentives

In 2020, a structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and closely aligned with the Company's business strategy was established. The Compensation Committee and the NEOs and other executive officers developed meaningful, yet attainable, targets for several key performance indicators, measured over a one-year period.

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The Compensation Committee met early in 2024 to assess the Company's performance relative to such performance measures based upon financial and operating results for the year ended December 31, 2023. The results of that assessment are as follows:

Key Performance Indicator		Weight	Threshold Performance	Target Performance	Exceptional Performance	Actual Performance	Weighted Score
Operational	Exploration Capital Spent by Partners	25%	US$20 million	US$25 million	US$35 million	US$39 million	37.5%
Financial	Adjusted after-tax Operating Cash Flow Per Share	40%	US$0.10	US$0.12	US$0.14	US$0.13	40%
Corporate Development	New partnership agreements	10%	10	12	15	20	15%
	Debt reduction	10%	Board discretion	C$10 million	Board discretion	Achieved Target	10%
Environmental, Social & Governance	Develop a Sustainability Strategy Endorsed by the Board	10%	Draft Sustainability Report	Board discretion	Board discretion	Initiated ESG program and produced a Draft Sustainability Report	5%
	Health & Safety	5%	Board discretion			Exceptional	7.5%
						TOTAL	115%

Based on the scorecard outlined above, and the assessment of 2023 Company performance by the Compensation Committee, the Compensation Committee assessed the Company's overall corporate performance in 2023 at 115% of target. These performance results were applied to each executive's associated short-term incentive targets to determine their respective annual cash bonus:

Name & Principal Position	Short-Term Incentive Targets				Actual Incentive Earned (% of Base Salary)
	Minimum (% of Base Salary)	Threshold (% of Base Salary)	Target (% of Base Salary)	Maximum (% of Base Salary)
David M. Cole President & CEO	0%	12.5%	25%	35%	28%
Douglas L. Reed CFO	0%	10%	20%	30%	23%
Michael D. Winn Executive Chairman	0%	12.5%	25%	35%	28%

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(iii) Long-term Incentives

In September 11, 2023, the Compensation Committee recommended, and the Board approved, the following performance-vested RSU awards:

Name and Principal Position	Number of RSUs awarded	Value of RSUs awarded ($)(1)
David M. Cole, President & CEO	96,000	214,080
Douglas L. Reed, CFO	60,000	133,800
Michael D. Winn, Executive Chairman	96,000	214,080

(1) The value of RSUs awarded during the year ended December 31, 2023 was determined by applying a weighted performance multiplier of 88% to a grant date stock price of $2.55. Value disclosed is based on the International Financial Reporting Standards ("IFRS") requirements for calculating the estimated value to be vested over the three-year vesting period for financial statement presentation purposes. Fair value on the issuance date and related tax calculations are based on the closing price on the day of issuance and may differ significantly.

For the performance-vested RSUs to vest, the RSU holder must satisfy performance criteria set for each award by the Compensation Committee. For the 2023 awards, the performance criteria were as follows:

• 50% of the performance-vested RSU award is subject to the Company's TSR performance relative to the S&P/TSX Global Gold Index.

• 50% of the performance-vested RSU award is subject to the Company achieving adjusted operating cash flow of at least $0.15 per share from operations.

The following payout multiple will apply to the 50% portion of each performance-vested RSU award subject to the Company's relative TSR performance:

• Below-median Performance (49th percentile):  0% of RSUs vest

• Median Performance (50th percentile): 100% of RSUs vest

• Upper Quartile Performance (75th percentile): 200% of RSUs vest

As seen from the payout multiplier schedule above, the Company's TSR must equal at least the median performance of the S&P/TSX Global Gold Index for any value to vest with RSU holders. As the vesting of 50% of the RSUs awarded to the executive team is contingent upon relative TSR performance, executive rewards are tied heavily to Shareholder value creation. Performance-vested RSU awards vest at the end of the three-year performance measurement period (known as "cliff-vesting") to generate sufficient long-term incentive.

In September 2023, the Compensation Committee recommended, and the Board approved, the following stock option grants:

Name and Principal Position	Number of Shares issuable under stock options granted	Exercise Price ($ per share)	Expiry Date
David M. Cole, President & CEO	120,000	2.55	September 11, 2028
Douglas L. Reed, CFO	72,000	2.55	September 11, 2028
Michael D. Winn, Executive Chairman	120,000	2.55	September 11, 2028

In September 2023, the Compensation Committee recommended, and the Board approved, the settlement of the 2020 RSU Awards, the vesting of which were subject to following criteria:

• 50% of the performance-vested RSU award was subject to the Company's Total Shareholder Return ("TSR") performance relative to the S&P/TSX Global Gold Index;

• 25% of the performance-vested RSU award was subject to the Company's TSR performance relative to a select group of 18 royalty and mining peers; and

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• 25% of the performance-vested RSU award was subject to the Company achieving at least $1 million of cash flow from recurring operations.

In addition to achieving greater than $1 million of cash flow from recurring operations during the performance period, the Company's TSR over the performance period positioned above the median of the S&P/TSX Global Gold Index constituents and the select group of royalty and mining peers; however, the Committee exercised its discretion to reduce the performance factor to recognize that the Company's TSR over the performance period positioned below the median of the select group of royalty and mining peers when merger and acquisition activity within the group was considered. As a result, the following awards vested with plan participants:

Name and Principal Position	Target Number of RSUs granted	Performance factor	Number of RSUs Vested
David M. Cole, President & CEO	80,000	85%	68,000
Douglas L. Reed, CFO	40,000	85%	34,000
Michael D. Winn, Executive Chairman	80,000	85%	68,000

To assist in the payment of associated income taxes, 70% of each award outlined above was settled by the issuance of Shares, with the remainder of the award settled by a cash payment equivalent to the closing value of 30% of the corresponding Shares on on September 25, 2023.

Performance Graph

The following graph shows the Company's cumulative total return on the Shares compared with the cumulative total return of the S&P/TSX Global Gold Index and the VanEck Junior Gold Miners ETF (assuming reinvestment of dividends) during the Company's last five financial years if $100 were invested in each at the start of such five-year period.

For the purposes of this graph, it is assumed that $100 had been invested in the Shares and in such index and ETF, respectively, on January 1, 2019.

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	December 31
	2018	2019	2020	2021	2022	2023
EMX Royalty Corp.	$100	$142	$285	$185	$166	$141
S&P/TSX Global Gold Index	$100	$140	$169	$156	$149	$152
VanEck Junior Gold Miners ETF	$100	$140	$179	$139	$118	$125

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Company and is reflective of the variations in the Share price during the years shown. The reported value of CEO remuneration (excluding the one-time strategic investment success bonus awarded for the successful completion of the IGC transaction in 2018), which is dominated by pay-at-risk (annual incentive, RSUs, stock options), increased by 33% over the timeframe outlined above while the Company's share price increased by 41% over the same timeframe and, as such, the Compensation Committee views CEO remuneration to be adequately aligned with Shareholder interests.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years:

Name and Principal Position(13)	Year	Salary ($)	Share- based Awards(4) ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(5) ($)	Long Term Incentive Plans ($)
David M. Cole President & CEO	2023	496,690 (1)	214,080(10)	137,774 (6)	111,013 (1)	Nil	17,816 (1)	Nil	977,373
	2022	455,560 (2)	208,000(11)	174,472 (7)	122,677 (2)	Nil	15,880 (2)	Nil	976,589
	2021	407,388 (3)	483,600(12)	290,557 (8)	118,142 (3)	Nil	14,541 (3)	Nil	1,153,027
Douglas L. Reed CFO	2023	275,000	133,800(10)	82,664 (6)	50,000 (1)	Nil	16,305	Nil	557,769
	2022	250,000	130,000(11)	104,683 (7)	41,536 (2)	Nil	Nil	Nil	526,219
	2021	200,000	241,800(12)	135,593 (8)	40,000 (3)	Nil	Nil	Nil	536,793
Michael D. Winn Executive Chairman	2023	496,690 (1)	214,080(10)	137,774 (6)	111,013 (1)	Nil	Nil	Nil	959,557
	2022	455,560 (2)	208,000(11)	174,472 (7)	94,367 (2)	Nil	Nil	Nil	932,399
	2021	313,375 (3)(9)	362,700(12)	148,390 (8)	90,879 (3)	Nil	Nil	Nil	794,443

(1) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2023 at $1.3497 = US$1.00

(2) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2022 at $1.3016 = US$1.00

(3) Paid in United States dollars and converted to Canadian dollars at the average rate for the year ended on December 31, 2021 at $1.2535 = US$1.00

(4) Certain Share-based compensation relates to a long-term RSU incentive plan and calculated based on RSUs awarded in the current year grant and represents the number of RSUs awarded but not yet vested. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, between zero and 1.5 Shares, subject to the achievement of certain performance conditions. Value disclosed is based on the International Financial Reporting Standards ("IFRS") requirements for calculating the estimated value to be vested over the three-year vesting period for financial statement presentation purposes. The value on the issuance date is based on the closing price the day of issuance and may differ significantly.

(5) Under the terms of the STIP, the cash bonus calculated based on targets for several key performance indicators, measured over a one year period, may be paid out in Shares.

(6) The "grant date fair value" of options granted during the year ended December 31, 2023 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.55 exercise price - $2.55, an option life of five years, a risk-free interest rate of 3.86% and a volatility of 45.62%.

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(7) The "grant date fair value" of options granted during the year ended December 31, 2022 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.56, exercise price - $2.56, an option life of 5 years, a risk-free interest rate of 2.75% and a volatility of 48.74%.

(8) The "grant date fair value" of options granted during the year ended December 31, 2021 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $4.11, exercise price - $4.11, an option life of 5 years, a risk-free interest rate of 0.91% and a volatility of 54.68%.

(9) Compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation being 75%.

(10) Value of RSUs awarded during the year ended December 31, 2023 was determined by applying a weighted performance multiplier of 88% to a grant date stock price of $2.55.

(11) Value of RSUs awarded during the year ended December 31, 2022 was determined by applying a weighted performance multiplier of 100% to a grant date stock price of $2.60.

(12) Value of RSUs awarded during the year ended December 31, 2021 was determined by applying a weighted performance multiplier of 150% to a grant date stock price of $4.03.

(13) David Cole and Michael Winn do not receive any compensation for their additional roles as directors of the Company.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total of the compensation of each NEO reported in the other columns. The value of the "in-the-money" options currently held by each NEO (based on share price less option exercise price) is set forth in the "Value of Unexercised In-the-money Options" column of the "Outstanding Share-based and Option-based Awards held by NEOs" table below.

See "Employment and Consulting Agreements" for a description of the material terms of the employment and consulting agreements with the NEOs.

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Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive option-based and Share-based awards (ie. RSUs) held as of December 31, 2023.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised "in-the-money" options(1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of Share-based awards that have not vested(1) ($)	Market or payout value of shares vested but not paid out or distributed ($)
David M. Cole CEO	120,000-- 0 150,000-- 0 150,000-- 0 170,000-- 0 180,000-- 0	2.55 2.56 4.11 2.62 1.70	09/11/2028 04/29/2027 05/06/2026 06/10/2025 06/06/2024	0 0 0 0 77,400	96,000 (3) 80,000 (4) 80,000 (5) N/A N/A	204,480 170,400 170,400 N/A N/A	N/A N/A N/A N/A N/A
Douglas L. Reed CFO	72,000-- 0 90,000-- 0 70,000-- 0 80,000-- 0 30,000-- 0	2.55 2.56 4.11 2.62 1.70	09/11/2028 04/29/2027 05/06/2026 06/10/2025 06/06/2024	0 0 0 0 12,900	60,000 (3) 50,000(4) 40,000(5) N/A N/A	127,800 106,500 85,200 N/A N/A	N/A N/A N/A N/A N/A
Michael D. Winn Executive Chairman	120,000-- 0 150,000-- 0 100,000-- 0 127,500-- 0 90,000-- 0	2.55 2.56 3.66 2.62 1.70	09/11/2028 04/29/2027 08/19/2026 06/10/2025 06/06/2024	0 0 0 0 38,700	96,000 (3) 80,000 (4) 60,000 (5) N/A N/A	204,480 170,400 127,800 N/A N/A	N/A N/A N/A N/A N/A

(1) The value of "in-the-money" options is the product of the number of Shares multiplied by the difference between the exercise price and the closing market price of the Shares on the financial year end. The market or payout value of share-based awards that have not yet vested is the product of the number of shares multiplied by the closing market price of the shares on the financial year end. The closing price of the Shares on the TSX-V on December 31, 2023 was $2.13 per Share.

(2) Certain Share-based compensation relates to a long-term RSU incentive plan and calculated based on RSUs awarded in the current year grant and represents the number of RSUs awarded but not yet vested. Actual RSUs vested may vary as each RSU entitles the holder to acquire, for nil cost, between zero and 1.5 Shares, subject to the achievement of certain performance conditions.

(3) RSUs granted under the RSU Plan on September 11, 2023. The vesting date and payout date for RSUs granted on September 11, 2023 is January 1, 2026, subject to performance criteria.

(4) RSUs granted under the RSU Plan on April 29, 2022. The vesting date and payout date for RSUs granted on April 29, 2022, is January 1, 2025, subject to performance criteria.

(5) RSUs granted under the RSU Plan on May 6, 2021. The vesting date and payout date for RSUs granted on May 6, 2021, is January 1, 2024, subject to performance criteria.

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Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan award which vested or were earned during the last financial year ended December 31, 2023.

Name & Position	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
David M. Cole, CEO	137,774	144,840	111,013
Douglas L. Reed, CFO	82,664	72,420	50,000
Michael D. Winn, Executive Chairman	137,774	144,840	111,013

(1) The value of options vested during the year ended December 31, 2023 was determined by using the Black-Scholes model, as described above, and the following weighted average assumptions: stock price - $2.55, exercise price - $2.55, an option life of five years, a risk-free interest rate of 3.86% and a volatility of 45.62%.

(2) Pursuant to the RSU Plan, the Company granted RSUs to officers, management, and consultants. All RSUs granted have defined performance criteria to be met before the issuance of Shares. In May 2023, the Compensation Committee recommended, and the Board approved, the settlement of the 2020 RSU Awards. The closing price of the Shares on the TSX-V on the redemption was $2.13 per share.

Share-Based and Option-Based Plans

The Board established the Stock Option Plan (the "Option Plan") and Restricted Share Unit Plan (the "RSU Plan") to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management corporation and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan and awarding of performance-vested RSUs under the RSU Plan.

Both the RSU Plan, as amended, and the Option Plan, as amended, were last approved by the Shareholders in 2023. Only the Option Plan is subject to re-approval by the Shareholders in 2024 (please see "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan".

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(i) Option Plan

Eligible Participants	Director, Officer, Employee, Consultant or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.
Limits	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan.	10% of outstanding shares, at the time of grant.

Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to Insiders (as a group) at any point in time or within a twelve-month period.

	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to optionees within a twelve-month period.	5% of outstanding shares

Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan, together with any other equity compensation plan, to any one Consultant or Investor Relations Services Provider within a twelve-month period.

2% of outstanding shares
Grants	To eligible participants in such numbers, at such times and on such terms and conditions, consistent with the Option Plan, as the Board may determine.
Exercise Price	No less than the last closing price of the Shares on the day immediately preceding the Grant Date; no Options shall be granted which are exercisable at a price of less than C$0.05 per Share.
Vesting

Options granted under the Option Plan shall vest in accordance with any vesting schedule set by the Board at the time of the grant.

If the Optionee is an Investor Relations Services Provider, Options must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three-month period, with the first vesting stage to occur no sooner than three months after the Grant Date.

Subject to the Exchange's approval (if required), all Options vest immediately and are fully exercisable if a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties.

Maximum Term of Options

Options granted under the Option Plan will be for a term not exceeding ten years from the Grant Date. Options which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws, will be extended for a period of ten business days.

Incentive Stock Options

If the Optionee is subject to the tax laws of the USA, that part of any Option entitling the Optionee to purchase Shares having a value of US$100,000 or less would be treated as an "Incentive Stock Option" under U.S. Tax Code and that part of any Option on Shares having a value in excess of US$100,000 shall be treated as a non-qualifying stock option ("NQSO") for the purposes of the U.S. Tax Code. Eligible Participants subject to the tax laws of the United States of America may be granted NQSOs, however, no Incentive Stock Options shall be granted.

Cashless Exercise

The Board may, allow for a cashless exercise whereby a brokerage firm will loan money to an Optionee to purchase the Shares underlying an Option and then sells enough Shares to cover the exercise price of the Option in order to repay the loan; the brokerage firm receives an equivalent number of Shares from the exercise of the Option and the Optionee then receives the balance of Shares or the cash proceeds from the balance of such Shares.

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Net Exercise

The Board may, allow an Optionee (except an Optionee that is an Investor Relations Service Provider) to surrender all or part of a vested Option, and receive the number of Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the Volume-Weighted Average Price ("VWAP") of the Shares and the exercise price of the subject Options, by (ii) the VWAP of the Shares on the date of exercise.

Full Payment for Shares	The Corporation will not issue Common Shares pursuant to Options granted under the Option Plan unless and until the Common Shares have been fully paid for.
Assignment	Options may not be assigned or transferred.
Termination Prior to Expiry

Generally, Options must expire and terminate on a date stipulated by the Board at the time of grant and, in any event, must terminate not later than 90 days following the date on which the option holder ceases to be an eligible person. If an Option holder is terminated or removed as a Director, the associated Options immediately terminate. If an Option holder dies or is Disabled, the associated Options will be exercisable for a period not exceeding 12 months or the balance of the term of the Options, whichever is shorter.

Termination of Plan

The Board may amend or terminate the Option Plan or any Option at any time. Unless required to make the Option Plan or the Option comply with the rules and policies of the Exchange or applicable laws, no such amendment or termination shall affect the terms and conditions of the outstanding Options without the written consent of the Optionees concerned.

Amendments not Requiring Shareholder Approval

The Board may amend the Option Plan or any Option granted thereunder to: (a) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; (b) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; or (c) change the vesting provisions other than those required by this Plan or the Exchange Policy.

Amendments Requiring Shareholder Approval

Only with the approval of Shareholders, may the Board amend the Option Plan or any Option granted thereunder to: (a) change who may be considered an Eligible Participant (b) increase the number of Common Shares reserved for the grant of Options under the Option Plan; (c) increasing the participation by Insiders; (d) make a material change in the method of determining the exercise price of an Option; (e) amend to extend the time at which an Option terminates to a date that is beyond the original expiration date; (f) amend the expiry or termination provisions applicable to Options; (g) amend the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to an Optionee; or (h) amend the amending provision of the Option Plan.

Amendments Requiring Disinterested Shareholder Approval

Only with the approval of Disinterested Shareholders, may the Board amend Option to: (a) decrease the exercise price or extend of the term of the Option (unless the extension arises from a Blackout Period); or (b) create a benefit to an Insider.

If the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

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Clawback

If all or any portion of the Options issued, granted or vested under the Option Plan on or after October 2, 2023 for which vesting is based wholly or in part upon the attainment of a Financial Reporting Measure which is subject to recovery under any law, government rule or regulation, in effect from time to time, by Canadian, U.S. or other foreign governments, including specifically as required to implement Section 10D of the U.S. Securities Exchange Act of 1934, as amended ("U.S. Exchange Act"), Rule 10D-1 under the U.S. Exchange Act, and any applicable rules or regulations promulgated thereunder (including, without limitation, applicable securities exchange listing standards or rules and regulations of the New York Stock Exchange American (the "NYSE American") (including Section 811 - Erroneously Awarded Compensation of the NYSE American Listed Company Manual), the Exchange or other securities exchange where the Company lists its securities for trading) (the "Clawback Rules"), will be subject to such deductions, offset, repayment, forfeiture, cancellation, clawback and recoupment as may be re-quired to be made pursuant to such Clawback Rules or any policy adopted by the Company to implement any such Clawback Rules (the "Company Clawback Policies").

The Company shall decide, in its sole and absolute discretion, what policies it must adopt in or-der to comply with such Clawback Rules, any of which could in certain circumstances require repayment or forfeiture of awards or any Shares or other cash or property received related to the applicable lookback periods with respect to the awards (including any value received from a dis-position of Shares acquired upon vesting and exercise of Options). All Options issued, granted or vested under the Option Plan on or after October 2, 2023 and any Shares issued on vesting and exercise of such Options are subject to the terms and conditions of the Clawback Rules and Company Clawback Policies from and after the effective date thereof and participants issued awards under the Option Plan shall not be entitled to any indemnification or advancement of expenses with respect to the application or enforcement of the Clawback Rules or Company Clawback Policies or any actions by the Company to enforce such Clawback Rules or the Company Claw-back Policies through any deductions, offset, repayment, forfeiture, cancellation, clawback, recoupment or otherwise, as may be required to be made pursuant to such Clawback Rules or Company Clawback Policies.

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(ii) RSU Plan

Eligible Participants

Director, Officer, Employee, Consultant (other than an Investor Relations Service Provider) or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.

Limits	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan.	3,200,000
	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan.	10% of outstanding Shares, at the time of grant.

Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to Insiders (as a group) at any point in time or within a twelve-month period.

	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to any one Consultant within a twelve-month period.	2% of outstanding Shares
	Maximum number of Common Shares available for issuance from treasury pursuant to the RSU Plan, together with any other equity compensation plan, to any one Participant within a twelve-month period.	5% of outstanding Shares
Grants	To eligible participants in such numbers, at such times and on such terms and conditions, consistent with the RSU Plan, as the Board may determine but not after December 15 of a given calendar year.
Vesting

RSUs granted under the RSUs Plan shall vest in accordance with any vesting schedule set by the Board at the time of the grant provided that no RSUs may vest before the date that is one year from the date of grant or after December 15 of the third calendar year following the Service Year in respect of which the RSUs were granted.

Vesting conditions may be based on the continued service to the Company and/or such other terms, conditions or Performance Criteria that the Board may determine.

Termination Prior to Vesting

Unvested RSUs will terminate upon a Participant's Termination Date. Upon a Participant's death or Disability (except for U.S. Taxpayers), unvested RSUs will continue to vest for 12 months; unvested RSUs will terminate at the end of that period.

Upon a Change in Control, all unvested RSUs will immediately vest unless the Company or successor exchanges outstanding RSUs for similar instruments. Upon a Participants termination within 6 months of a Change of Control, all unvested RSUs will immediately vest.

Settlement

Vested RSUs will be settled by shares issued from treasury or a cash payment equal to the higher of (a) the VWAP of the Shares for the five trading days immediately preceding settlement and (b) the last closing price of the Shares on the day immediately preceding that day.

Dividends	Unvested RSUs will attract additional RSUs equivalent to the value of any dividends that would have been paid on the underling Shares.
Amendments not Requiring Shareholder Approval

The Board may amend the RSU Plan or any RSU granted thereunder to: (a) ensure that RSUs comply with any tax provisions or laws; (b) comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors; (c) change the termination provisions of an RSU provided the term does not extend beyond the original expiry date; or (d) suspend or terminate the Plan.

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Amendments Requiring Shareholder Approval

Only with the approval of Shareholders, may the Board amend the RSU Plan or any RSU granted thereunder to: (a) increase the maximum number of Shares reserved for issuance under this Plan; (b) amend the determination of Fair Market Value of a Share under this Plan in respect of any RSU; (c) extend the Expiry Date of any RSU; (d) increase any limit on grants of RSUs to any one Participant or group of Participants (such as Insiders); (e) increase the circumstances under which RSUs may be assigned or transferred; (f) amend the class of Eligible Persons; (g) amend the expiry and termination provisions applicable to RSUs; (h) amend any method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant; or (i) amend the amending provision of the Option Plan.

Amendments Requiring Disinterested Shareholder Approval

Only with the approval of Disinterested Shareholders, may the Board amend Option to: (a) decrease the exercise price or extend of the term of the Option (unless the extension arises from a Blackout Period); or (b) create a benefit to an Insider.

If the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

Assignment	RSUs may not be assigned or transferred except for the case of death or incompetency.

Employment and Consulting Agreements

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective November 1, 2023. Under the agreement, Mr. Cole receives US$368,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary, a lump sum payment equal to his target bonus for the prior year pro rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less. Mr. Cole may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole's agreement is terminated without cause, or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary, a lump sum payment equal to his target bonus for the two prior years (prior year if without cause) pro-rated for the amount of days employed in the year of termination,  and continuation of benefits including medical and dental for up to 12 months or less,  and the immediate vesting of all unvested stock options and pro-rated vesting of share-based awards based on the number of days from the grant date up to the termination date divided by 1,095 days.

See "Termination and Change of Control Payments" table below.

Chief Financial Officer

The Company is a party to an employment agreement with Douglas L. Reed, CFO of the Company, effective November 1, 2023. Under the agreement, Mr. Reed receives $275,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to two months' salary for each year or partial year worked, with a minimum of twelve months and a maximum of 18 months of salary and ,a lump sum payment equal to his target bonus for the prior year pro rated for the amount of days employed in the year of termination, and continuation of benefits including medical and dental for up to 12 months or less.. Mr. Reed may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Reed's agreement is terminated without cause or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 18 months of his salary , a lump sum payment equal to his target bonus for the year pro rated for the amount of days employed in the year of termination,  and continuation of benefits including medical and dental for up to 12 months or less, and the immediate vesting of all unvested stock options and pro-rated vesting of share-based awards based on the number of days from the grant date up to the termination date divided by 1,095 days.

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See "Termination and Change of Control Payments" table below.

Executive Chairman

The Company is a party to an employment agreement with Michael D. Winn, Executive Chairman of the Company, effective November 1, 2023. Under the agreement, Mr. Winn receives US$368,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of fees and a lump sum payment equal to his target bonus for the prior year pro rated for the amount of days employed in the year of termination.  Mr. Winn may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration.

If Mr. Winn's agreement is terminated without cause or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his fees, and a lump sum payment equal to his target bonus for the two prior years (prior year if without cause) pro-rated for the amount of days employed in the year of termination, and the immediate vesting of all unvested stock options and pro-rated vesting of share-based awards based on the number of days from the grant date up to the termination date divided by 1,095 days.

See "Termination and Change of Control Payments" table below.

Termination and Change of Control Payments

The following table sets out estimates of the incremental amounts payable by the Corporation to the NEOs upon identified termination events, assuming each such event took place on December 31, 2023. The actual amount of the payout upon identified termination events can only be determined at the time any such event actually occurs.

Name and Position		Termination without Cause ($)	Change of Control with Termination ($)
David M. Cole	Cash severance including 12 months of benefits coverage	1,168,057	1,286,156
	Market value of share-based awards vested	352,160(1)	352,160(1)
Michael D. Winn	Cash severance	1,117,552	1,286,156
	Market value of share-based awards vested	309,560(1)	309,560(1)
Douglas L. Reed	Cash severance including 12 months of benefits coverage	332,550	470,050
	Market value of share-based awards vested	198,800(1)	198,800(1)

(1) The market value of share-based awards vested is the product of the number of RSUs assumed to have vested pro-rata as at December 31, 2023 multiplied by the closing price of the Shares on the financial year end.  The closing price of the Shares on the TSX-V on December 31, 2023 was $2.13 per Share.

Pension Plan Benefits

For the officers and employees in the United States and Canada, the Company pays 4% of the total W2 and T4 annual compensation each year to each officer's and employee's 401(k) retirement plan (USA employees) and RRSP (Canadian employees).

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Termination and Change of Control Benefits

Other than described above under "Employment and Consulting Agreements", the Company does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Management Contracts

Pursuant to a management service agreement dated February 13, 2014, as amended August 1, 2020, between the Company and Seabord Management Corp. ("Seabord") of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Company pays $34,000 per month to Seabord in consideration of Seabord providing the services of accounting and administration staff and office space to the Company.

Seabord is a private corporation partially owned by Douglas Reed, CFO, and Michael D. Winn, Executive Chairman. Neither Mr. Reed or Mr. Winn receives any direct compensation from Seabord in relation to services provided to the Company.

Director Compensation

The methodology used for determining the remuneration of directors is similar to that used for the remuneration of NEOs. Remuneration of committee chairs is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions - both on a corporate level and on national and international levels - and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairs are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

In 2023, Board members were compensated for their services as directors through a combination of an annual fee and annual equity-based compensation in the form of options; independent directors are not compensated based on performance. Annual directors' fees are currently:

Principal Position	Annual Fee ($)
Director (base)	45,000
Lead Director (additional)	5,000
Audit Committee Chair (additional)	10,000
Compensation Committee Chair (additional)	7,500
Environment, Social & Governance Committee Chair (additional)	5,000
Nominating Committee Chair (additional)	5,000

The following table describes director compensation for non-executive directors for the year ended December 31, 2023.

Name	Fees(1) Earned ($)	Awards		Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
		Share- based ($)	Option- based ($)
Brian E. Bayley (3)	28,750	0	0	0	0	0	28,750
Sunny S. C. Lowe	52,500	0	80,368(2)	0	0	0	132,868
Henrik K. B. Lundin	50,000	0	80,368(2)	0	0	0	130,368
Larry M. Okada	55,000	0	80,368(2)	0	0	0	135,368
Geoff Smith	48,750	0	80,368(2)	0	0	0	129,118

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(1) Compensation paid as directors' and committee fees.

(2) The grant date fair value of options granted during the year ended December 31, 2023 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.55, exercise price - $2.55, an option life of five years, a risk-free interest rate of 3.86% and a volatility of 45.62%.

(3) Brian Bayley ceased to be a director of the Company on June 28, 2023.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total of the compensation of each director reported in the other columns. The value of the "in-the-money" options currently held by each director (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-based and Option-based Awards held by Directors" table below.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each non-executive director, the option-based awards (incentive stock options to purchase Shares) held as of December 31, 2023:

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise Price ($ per share)	Option Expiration Date (m/d/y)	Value of unexercised "in-the-money" options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of Share-based awards that have not vested ($)	Market or payout value of shares vested but not paid out ($)
Brian E. Bayley (2)	60,000 - 0 60,000 - 0 65,000 - 0 67,500 - 0	2.56 3.66 2.62 1.70	04/29/2027 08/19/2026 06/10/2025 06/06/2024	0 0 0 29,025	Nil	Nil	Nil
Sunny S. C. Lowe	70,000 - 0 60,000 - 0 100,000 - 0	2.55 2.56 3.66	09/11/2028 04/29/2027 08/19/2026	0 0 0	Nil	Nil	Nil
Henrik K. B. Lundin	70,000 - 0 60,000 - 0 100,000 - 0	2.55 2.56 3.66	09/11/2028 04/29/2027 08/19/2026	0 0 0	Nil	Nil	Nil
Larry M. Okada	70,000 - 0 60,000 - 0 60,000 - 0 65,000 - 0 67,500 - 0	2.55 2.56 3.66 2.62 1.70	09/11/2028 04/29/2027 08/19/2026 06/10/2025 06/06/2024	0 0 0 0 29,025	Nil	Nil	Nil
Geoff Smith	70,000 - 0 100,000 - 0	2.55 2.45	09/11/2028 07/05/2027	0 0	Nil	Nil	Nil

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(1) The value of "in-the-money" options is the product of the number of Shares multiplied by the difference between the exercise price and the closing market price of the Shares on the financial year end. Options which were not vested at the financial year end are not included in this value. The closing price of the Shares on the TSX-V on December 31, 2023 was $2.13 per Share.

(2) Brian Bayley ceased to be a director of the Company on June 28, 2023.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each non-executive director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2023.

Name	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based Awards ($)	Share-based Awards (1) ($)
Brian E. Bayley (3)	Nil	0	Nil
Sunny S. C. Lowe	80,368 (2)	0	Nil
Henrik K. B. Lundin	80,368 (2)	0	Nil
Larry M. Okada	80,368 (2)	0	Nil
Geoff G. Smith	80,368 (2)	0	Nil

(1) The value of a Share-based award is the product of the number of Shares issuable on the vesting date multiplied by the closing market price of the Shares on the vesting date.

(2) The grant date fair value of options granted during the year ended December 31, 2023 was determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.55, exercise price - $2.55, an option life of five years, a risk-free interest rate of 3.86% and a volatility of 45.62%.

(3) Brian Bayley ceased to be a director of the Company on June 28, 2023.

Minimum Share Ownership Guidelines

Under its Share Ownership Policy, the Company has adopted minimum share ownership guidelines that require non-executive directors to beneficially hold Shares equivalent to three times their annual director's fees.

For the purposes of this policy, the value of the Shares held by a non-executive director is determined based on the closing price of the Shares on the TSX-V on January 2nd of the current calendar year. Non-executive directors have three years from the later of the effective date of the policy or the date they were elected or appointed as a director of the Company to satisfy the minimum ownership requirements and must subsequently continue to satisfy such requirements for the duration of their tenure as a non-executive director. Formal compliance with the Share Ownership Policy will be first determined on May 14, 2024.

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Corporate Governance Practices

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors and Committees of the Board

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training, and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The Board sets long-term goals and objectives for the Company and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the Company's day-to-day affairs to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting Shareholders' interests and ensuring that the incentives of the Shareholders and of management are aligned.

The Board delegates authority and responsibility to deal with specified matters to the Company's standing committees, which consist of

• the Audit Committee,

• the Compensation Committee,

• the Environmental, Social and Governance ("ESG") Committee; and

• the Nominating Committee.

Committees analyze policies and strategies developed by management that are consistent with their respective written charters outlining its duties and responsibilities. Such written charters are established and amended as required by the Board. They examine proposals and, where the appropriate, report and make recommendations to the Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

The following sets forth the current members of each of the Committees, each of whom is independent:

Audit Committee	Compensation Committee	ESG Committee	Nominating Committee
Sunny S. C. Lowe Larry M. Okada Geoff G. Smith	Geoff G. Smith Henrik K. B. Lundin Larry M. Okada	Henrik K. B. Lundin Sunny S. C. Lowe Geoff G. Smith	Sunny S. C. Lowe Henrik K. B. Lundin Larry M. Okada

Following the Meeting, the above-noted committees will be re-constituted to reflect the composition of the new Board.

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. Each member of the Audit Committee satisfies the required independence and financial literacy requirements. NI 52-110 also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company's Annual Information Form filed on SEDAR+ and EDGAR. The full text of the Audit Committee Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/02-emx_audit_committee_charter-f.pdf

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Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan, and RSUs granted under the RSU Plan) by the Company to the Board, and to officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The full text of the Compensation Committee Charter is available on the Company's website at: https://emxroyalty.com/site/assets/files/4468/03-com_committtee_charter_f.pdf

Environmental, Social and Governance Committee: The ESG Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The full text of the ESG Committee Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/04-esg_committee_charter_f.pdf

Nominating Committee: The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board by providing advice and recommendations to the Board for appointment of new directors and assessing the effectiveness of the directors and the various committees of the Board and the composition of such committees. The Company's Nominating Committee Charter is available for viewing on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/05-nominating_committee_charter_f.pdf

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions, and investments outside the ordinary course of business, long-term strategy, and organizational development plans. The Company's management is authorized to act without the Board's approval on all ordinary course matters relating to the Company's business.

The Board also monitors the Company's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance. Directors are elected annually by the Shareholders. The Nominating Committee initially identifies, considers, and recommends directors to the Board for approval and submission to Shareholders for election.

The Board has adopted a written mandate setting out the foregoing obligations (the "Board Mandate"), a copy of which is attached to this Circular as Schedule "A" and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training, and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and United States securities laws and regulations and the rules of each stock exchange on which the Company's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements. A majority of the Board is "independent" under both applicable Canadian securities law and the rules of the NYSE American in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Dawson C Brisco, Sunny S. C. Lowe, Henrik K. B. Lundin, Larry M. Okada, Chis A. Wright, and Geoff G. Smith. The Board considers that David M. Cole, the President, and CEO of the Company, is not independent because he is a member of management, and that Michael D. Winn, Executive Chairman of the Board, is not independent because he is part of management and due to his ownership of Seabord and the payment by the Company of consulting fees to Seabord. See "Statement of Executive Compensation - Management Contracts". Each of Dawson Brisco and Chris Wright are first time nominees to the Board at the Meeting, and each are considered to be independent. Accordingly, following the Meeting a majority of the Board will continue to be "independent".

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The Board facilitates its exercise of independent supervision over the Company's management through regular meetings of the Board.

The Board holds regularly scheduled meetings without the non-independent directors and members of management. During the financial year ended December 31, 2023, the independent directors held four in-camera meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Company's business.

The Executive Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2023:

Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	Environment Social and Corporate Governance	Nominating Committee	Individual Attendance Rate
Brian E. Bayley(1)	5 of 8	2 of 5	2 of 3	N/A	1 of 3	100%
David M. Cole	7 of 8	N/A	N/A	N/A	N/A	87.5%
Sunny S. C. Lowe	6 of 8	5 of 5	N/A	N/A	3 of 3	75%
Henrik K. B. Lundin	8 of 8	N/A	3 of 3	1 of 1	3 of 3	100%
Larry M. Okada(3)	8 of 8	5 of 5	1 of 3	1 of 1	2 of 3	100%
Geoff G. Smith(2)	7 of 8	2 of 5	3 of 3	1 of 1	N/A	87.5%
Michael D. Winn	7 of 8	N/A	N/A	N/A	N/A	87.5%

(1) Brian Bayley ceased to be a director of the Company on June 28, 2023(1)

(2) Geoff Smith became a Member of the Audit Committee on June 28, 2023(2)

(3) Larry Okada is not standing for re-election at the Meeting(3).

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Descriptions of Roles

The Board has not established written descriptions of the positions of Executive Chairman of the Board, CEO, or chairperson of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of such positions. The role of a chairperson is delineated by the nature of the overall responsibilities of the Board (in the case of the Executive Chairman of the Board) or the committee (in the case of a chairperson of a committee).

The Board has not set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies) or the equivalents in either the same jurisdiction or a foreign jurisdiction as follows:

Director	Other Issuer	Director	Other Issuer
David M. Cole	N/A	Dawson C. Brisco	Morien Resources Corp.
Sunny S. C. Lowe	N/A	Henrik K. B. Lundin	United Lithium Corp
Larry M. Okada	Forum Energy Metals Corp. Santacruz Silver Mining Ltd. Neo-Battery Metals Ltd.	Chris A. Wright	Liberty Energy Inc.
Geoff G. Smith	N/A	Michael D. Winn	Atico Mining Corporation

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Company.

The Board has adopted a tailored approach that takes into consideration the skills and experience of the director in determining the specific orientation program. The first step is to assess a new director's set of skills and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Company's management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Company has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, ESG Committee, Nominating Committee and Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

• the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

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• there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The "question and answer" portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. Further, the Board:

• has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. The Code is available on the Company's website at: www.emxroyalty.com and has been filed on SEDAR+ and EDGAR (see "Additional Information" at the end of this Circular). Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the individual directors and officers comply with the Code and the Company's executive officers are responsible for ensuring compliance with the Code by employees. Additionally, on an annual basis, mandatory employee training sessions are conducted worldwide within the organization to ensure that all employees are in compliance with all EMX policies and regulations.  Since the beginning of the Company's last financial year, the Company has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

• has established the ESG Committee, as described above, and adopted a Charter for the Committee. The full text of the Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/04-esg_committee_charter_f.pdf

• has established a Whistleblower Policy which details complaint procedures for financial concerns. The full text of the Policy is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/06-emx_whistle-blower_policy_f.pdf

• has created a Corporate Disclosure, Confidentiality and Securities Trading Policy which details when directors, officers and employees should not engage in trading in the Company's securities. The Policy was adopted to ensure fair, accurate and timely disclosure of material information regarding the Company and its business. The full text of the Policy is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/emx_corp_dis_conf_secs_trading_policy_revised_jan_2.pdf

• encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

• is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management's Discussion & Analysis prior to distribution.

• relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company's external auditor.

• actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

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Complaints

The Whistleblower Policy outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls, or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee or ESG Committee, as applicable to understand and review their written complaint or concern, in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only." or "To be opened by the Chairman of the ESG Committee only." Further, if the applicable individual wishes to discuss any matter with the Audit Committee, or ESG Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee or ESG Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee or ESG Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee or ESG Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Committees will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Whistleblower Policy is reviewed by the Audit and ESG Committees on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Nominating Committee which is composed of independent directors. In recommending candidates to the Board, the Nominating Committee first considers such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including:

• the identification and recommendation of new individuals qualified to become new Board members;

• a track record in general business management;

• the ability to devote the time required and a willingness to serve as directors;

• the appropriate size of the Board;

• independence and potential conflicts of interest;

• professional experience;

• personal character;

• gender;

• diversity;

• outside commitments (for example, service on other boards);

• particular areas of expertise; and

• the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually.

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Director Qualifications and Experience

As part of the Company's ongoing effort to ensure it has the appropriate combination of skill and experience on the Board, the Nominating Committee has created a board skills matrix tool to assist in assessing potential Board candidates and recommending suitable nominees for election to Board. Listed below is a summary of those areas of expertise.

AREAS OF EXPERTISE	SUBCATEGORIES
Business Leadership	Board level experience in a major corporation General business experience Public company management
Corporate Finance and Capital Markets	Capital markets Risk management M&A and corporate finance Global business experience
Marketing/ Investor Relations	Experience in communications, public relations or interacting with social media
Financial literacy	Experience, knowledge, or expertise in accounting Budgeting and forecasting Internal financial controls
Technical	Mining operations Mine planning/development/construction Exploration and geology Environment and sustainability
Environmental, Social & Governance	Health & Safety (Lost time accidents) Community social responsibility
Regulatory - Legal / Corporate	Legal - corporate / commercial Regulatory compliance Government relations Public/International relations
Corporate Governance	Corporate governance practices
Human Resources and Compensation	Recruitment Retention Incentives
Technology / digital	Information technology Cyber security

Director Term Limits

The Company has not adopted any term limits for directors. The Board considers merit as the key requirement for board appointments. New board appointments are considered based on the Company's needs and the expertise required to support the Company and its stakeholders. Directors are not generally asked to resign but may be asked to not stand for re-election.

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Assessments

The ESG Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the ESG Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

Compensation

See above under "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Committee" for a discussion of the process by which the Board determines the compensation of directors and officers, and the responsibilities of the Compensation Committee.

Representation of Women on the Board and Management

The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to diversity of perspective in the boardroom. While the Board does not have any specific diversity targets, the ESG Committee is responsible for diversity and inclusion. The Company has not adopted a written policy for the identification and nomination of women directors, as it believes the general recruitment process is well addressed through its Nominating Committee process, as well as the ESG Committee oversight of diversity generally.

The effectiveness of the Company's approach to diversity and inclusion will be assessed by the ESG Committee. The diversity of the Board (and in particular the representation of women) is one of many factors considered in the selection of candidates as potential directors. The diversity of the executive officers (and in particular the representation of women) is one of many factors considered in the selection of candidates as potential executive officers. The selection process for director nominees involves considering female candidates for any available Board seats or executive positions in the short-list, and if at the end of the selection process, no female candidates are selected, the Board or management must be satisfied that there are objective reasons to support this termination, and that it believes it will be able to achieve its overall goal of greater diversity in future periods. At this time, the Company has not adopted a target regarding the representation of women on the Board or in executive officer positions. The Company is of the view that its current practice of considering diversity as one of many factors in selecting candidates as potential directors or executive officers permits the Company to balance the benefit of diversity with other relevant considerations. The Company is committed to increasing Board diversity and recognizes that the Board's background should represent a variety of backgrounds, experiences and skills. Women currently hold one position on the Board 13% and two positions as executive officers of the Company 22%.

Indebtedness of Directors and Executive Officers

No individual who is or who at any time during the last financial year was a director or executive officer of the Company, a proposed nominee for election as a director of the Company or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Company or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2023, in relation to compensation plans under which Shares are authorized for issuance:

Plan Category	Number of Shares issuable upon vesting or exercise of outstanding RSU's, options, and warrants (2)	Weighted average exercise price of outstanding options, warrants and rights	Number of Shares remaining available for issuance under equity compensation plans(1)
Equity compensation plans approved by Shareholders	9,346,500	$2.72	1,876,904
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	9,346,500	$2.72	1,876,904

(1) As of December 31, 2023, the maximum number of Shares reserved for issuance under the Company's equity compensation plans was 11,223,404 Shares (being 10% of the outstanding Shares).

(2) Inclusive of 7,834,500 stock options and 1,512,000 RSUs.

Interest of Certain Persons and Companies in Matters to be Acted Upon

The Company is not aware of any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Company's last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors). Notwithstanding the foregoing, the directors and executive officers have an interest in the resolutions ratifying the Option Plan; as more particularly described under the heading "Particulars of Other Matters to be Acted Upon - Ratification of the Stock Option Plan", as such directors and executive officers are entitled to participate in such plans.

Interest of Informed Persons in Material Transactions

Other than as disclosed herein and the Company's Management's Discussion & Analysis ("MD&A") for the last financial year, a copy of which is filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which, upon request, the Company will promptly provide free of charge (see "Additional Information" below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Company.

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Particulars of Matter to be Acted Upon

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the Meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2. Financial Statements, Auditor's Report and Management Discussion & Analysis

The Board has approved the financial statements of the Company, the auditor's report thereon, and the MD&A for the year ended December 31, 2023, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents. The Company's consolidated financial statements and related management's discussion and analysis for the financial year ended December 31, 2023 are also available under the Company's profile on SEDAR+ and on EDGAR and on the Company's website.

3. Set Number of Directors to be Elected

The Board presently consists of eight directors, and it is intended to set the number of directors at seven and to elect seven directors for the ensuing year. Accordingly, Shareholders will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected at seven.

The Board recommends that Shareholders vote in favour of setting the number of directors to be elected at seven. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at seven.

4. Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director,  all positions and offices in the Company presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date, May 13, 2024.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next Annual General Meeting of Shareholders or until their successor is duly elected unless their office is earlier vacated in accordance with the Company's Articles or the provisions of the corporate law to which the Company is subject.

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Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (5)	Number of Common Shares (6)
Dawson C. Brisco Nova Scotia Canada	Director April 29, 2024	- President, CEO and Director of Morien Resources Corp.	17,000
David M. Cole Colorado United States of America	President, CEO and Director November 24, 2003	- President and CEO of the Company	2,725,071
Sunny S. C. Lowe (1) (3) (4) Ontario Canada	Director June 30, 2021	- Chief Financial Officer of Solaris Resources Inc. since October 2021. - Chief Financial Officer of INV Metals Inc. from November 2018 until July 2021. - VP Finance of Kinross Gold until November 2018.	15,000
Henrik K. B. Lundin (2) (3) (4) Østlandet Norway	Director June 30, 2021	- Former Chairman and Director of Gold Line Resources Ltd. (TSX-V: GLDL) a Canadian mineral exploration company. - Former Chief Operating Officer of TAG Oil Ltd.	15,500
Geoff G. Smith (1) (2) (3) Ontario Canada	Director July 5, 2022	- Vice President, Corporate Development & Commercial of Denison Mines Corp. - Former President & COO of Carbon Streaming Corporation - Former Managing Director in Scotiabank's Investment Banking Division	15,000
Michael D. Winn California United States of America	Executive Chairman of the Board May 23, 2012 Director November 24, 2003	- President of Seabord Capital Corp. (private consulting company providing analysis of mining and energy companies) since January 2013.	1,365,996
Chris A. Wright Colorado United States of America	Director April 29, 2024	- Former Chairman of Stroud Energy. - Chief Executive Officer and Chairman of the Board of Liberty Energy. - Executive Chairman of Liberty Resources and Liberty Midstream Solutions	500,000

(1) Member of the Audit Committee. The Chair of the Committee, Larry Okada, is not standing for re-election.

(2) Member of the Compensation Committee. The third member of the Committee, Larry Okada, is not standing for re-election.

(3) Member of the ESG Committee.

(4) Member of the Nominating Committee. The third member of the Committee, Larry Okada, is not standing for re-election.

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(5) Positions and occupations for the previous five years are not disclosed if the nominee's occupations and positions were disclosed in a management information circular previously issued by the Company.

(6) Number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as of the Record Date. No director, together with the director's associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Shares.

To the best of the Company's knowledge, no proposed director:

(a) is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i) while the proposed director was acting as a director, chief executive officer or chief financial officer of that corporation, or

(ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer of that corporation but resulted from an event that occurred while acting in such capacity;

(b) is, as of the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d) has entered into, at any time, a settlement agreement with a securities regulatory authority;
or

(e) has been subject to, at any time, any penalties or sanctions imposed by

(i) a court relating to securities legislation or a securities regulatory authority, or

(ii) a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Company's auditor.  At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution reappointing Davidson & Company LLP as auditor of the Company for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the appointment of Davidson & Company LLP, Vancouver, British Columbia, as auditor of the Company, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2. the Board is hereby authorized to fix the remuneration of the auditor so appointed."

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The appointment of Davidson & Company LLP will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board recommends that Shareholders vote in favour of the re-election of the auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution re-electing Davidson & Company LLP, as the auditor and authorizing the Audit Committee to approve the compensation of the auditor.

6. Ratification of Stock Option Plan

The Option Plan is described under "Statement of Executive Compensation - Stock Option Plan".

The policies of the TSX-V require "rolling" stock option plans under which the number of Shares listed on the TSX-V that are issuable pursuant to all such Security Based Compensation Plans (as defined in TSX-V Policy 4.4. - Security Based Compensation) in aggregate is equal to up to a maximum of 10% of the then issued and outstanding Shares to be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or TSX-V approval unless (a) the vesting requirements applicable to an option held by an investor relations service provider of the Company are accelerated or (b) the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

The Board recommends that Shareholders vote in favour of the proposed ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

In order to be approved, Shareholders are being asked to pass an ordinary resolution FOR the ratification of the Option Plan.

The text of the ordinary resolution to be passed is as follows.

"BE IT RESOLVED THAT:

1. Subject to regulatory approval, the Company's Stock Option Plan be and is hereby ratified, confirmed and approved; and

2. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of, and on behalf of, the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the audited consolidated financial statements and MD&A for the year ended December 31, 2023, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at the SEC's website at www.sec.gov.

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Copies are available upon request from the Company's Corporate Secretary at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, fax (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (rocio@emxroyalty.com).

DATED this 14th day of May 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Rocio Echegaray

Rocio Echegaray

Corporate Secretary

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SCHEDULE "A"

BOARD MANDATE

(the "Mandate")

I. SCOPE OF THE MANDATE

The members ("Directors") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company (the "Shareholders"). The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. In doing so, Directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising management in the implementation of such plans and strategies. The Board is also required under the Mandate to approve any material dispositions, acquisitions and investments outside of the ordinary course of business, long-term strategy and organizational development plans.

II. APPOINTMENT OF MANAGEMENT

The Board is responsible for the appointment of the executive officers of the Company. To the extent feasible, the Board must satisfy itself as to the integrity of the chief executive officer ("CEO"), chief financial officer ("CFO") and other executive officers of the Company and that the CEO, CFO and other executive officers of the Company create a culture of integrity throughout the Company.

III. RELATIONSHIP WITH MANAGEMENT

The Company's management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Although the Board delegates the responsibility for managing the day to day affairs of the Company to management, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is also responsible for ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board must review, as frequently as required, the principal risks inherent to the Company's business, including financial risks, through periodic reports from management of such risks, and assess the systems established to manage those risks.

Public, Environmental and Social Issues

The Board from time to time, must review the Company's policies and programs in such areas as:

(a) employee health and safety;

(b) risk management and loss control; and

(c) environmental and social issues related to the business of the Company.

Directly and through the Audit Committee, the Board must also assess the integrity of internal control over the Company's financial reporting and management information systems.

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The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board also expects management to provide the Directors with information, on a timely basis, concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

This relationship with management allows the Board to make informed decisions and discharge certain of its responsibilities, including approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

IV. SHAREHOLDER RELATIONS

The Board has instructed management to maintain procedures to monitor and promptly address Shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by the Shareholders. The Board is required to call an annual general meeting of the Shareholders each year.

V. PUBLIC DISCLOSURE

The Board is responsible for overseeing the Company's public disclosure practices and has established a Corporate Disclosure, Confidentiality and Securities Trading Policy in accordance with applicable securities legislation and the rules and policies of stock exchanges and other markets on which the Company's securities are listed or traded. In so doing, the Board is free to seek the advice of the Company's outside legal counsel.

VI. MEETINGS OF THE BOARD

The obligations of the Board must be performed continuously, not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company. At least one Board meeting per year must be devoted to a comprehensive review of strategic corporate plans proposed by the Company's management.

The Board meets regularly as needed, and in no event less than once per quarterly period, All Directors are expected to attend and to review in advance, any materials provided to them in connection with the meeting.

Independent Directors may hold meetings as frequently as necessary to carry out their responsibilities under the Mandate, but in no event less than once per year, at which meetings non-independent Directors and members of management shall not be in attendance.

Management also communicates informally with the Directors on a regular basis, and solicits the advice of the Directors on matters falling within their special knowledge or experience.

VII. BOARD COMMITTEES

The Company's standing committees are comprised of an Audit Committee, a Compensation Committee, an Environmental Social and Governance Committee and a Nominating Committee (collectively, the "Committees"). The Committees are responsible for making recommendations to the Board and discharging certain of the Board's responsibilities.

This Mandate, as amended, was approved by the Board on February 23, 2023.

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